X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740



DELIVERED BY MAIL

SUPPL

June 9, 2003

03 JUN 16 AM 7:21

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated June 9, 2003.

Sincerely,
X-CAL RESOURCES LTD.

PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

Karen McNair.
/km

encl

X-Cal Resources Ltd.

TSX/XCL **June 9, 2003**

News Release

New Claims Added to Sleeper Property/Drilling Ongoing

The X-Cal Resources Ltd. drill program at the Sleeper Gold Property, located in Humboldt County, Nevada, is ongoing. Results from the new drilling in the West Wood area of the Sleeper mine site should be available for publication by month end.

X-Cal has recently added new claims to the Sleeper District land package. Kinross Gold Corporation will be offered the opportunity to participate in the new claims, as per the agreement between the two companies. At present X-Cal has 100% of 5,000 acres and 50% of 15,000 acres at Sleeper, and an option on the Kinross mineral rights in the gold district. (Various payments have been made to Kinross towards exercise of X-Cal's option. Bonding of the mine site area by X-Cal is the remaining step to complete the purchase.) The new claims will add approximately 800 acres to the 30 square mile project area.

Three major companies are actively monitoring X-Cal's work at Sleeper. The monitoring includes property visits and ongoing access to X-Cal data.

Exploration work at Sleeper is being coordinated by Mr. Keith R. Blair, M.Sc.

Mr. Richard R. Redfern, M.Sc., C.P.G., who is qualified per the standards outlined in National Instrument 43-101, has been contracted to produce a new report on the Sleeper Gold Project. Mr. Redfern and Mr. Blair have reviewed the contents of this news release.

Shawn Kennedy
President

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 ***Fax: (604) 688-7740***

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.